Exhibit 99.1

HONGLI GROUP INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2023	2022
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalent	$678,770	$2,085,033
Restricted cash	187,976	29,006
Short-term investment	262,022	-
Accounts receivable	6,475,620	7,429,904
Notes receivable	648,357	302,775
Inventories, net	2,802,102	2,613,549
Prepaid expense and other current assets	1,088,152	1,604,134
Total current assets	12,142,999	14,064,401
Non-current assets
Property, plant and equipment, net	10,849,587	12,300,491
Prepayment for purchase of Yingxuan Assets	3,363,840	3,535,975
Intangible assets, net	4,060,693	4,961,881
Finance lease right-of-use assets, net	739,305	1,299,217
Other non-current assets	-	2,174
TOTAL ASSETS	$31,156,424	$36,164,139

LIABILITIES
Current liabilities
Short-term loans	$3,973,081	$6,015,975
Accounts payable	1,587,600	2,957,110
Security deposit received for sales of properties	-	1,449,633
Due to related parties	968,690	607,236
Income tax payable	57,747	136,544
Finance lease obligation, current	144,850	315,780
Accrued expenses and other payables	541,960	955,676
Total current liabilities	7,273,928	12,437,954

Long-term loans	3,272,517	10,147,428
Long-term payable	11,185	42,220
Finance lease obligation, non-current	1,144	46,623
Deferred tax liability	14,480	15,221
TOTAL LIABILITIES	10,573,254	22,689,446

SHAREHOLDERS’ EQUITY:
Ordinary shares, $0.0001 par value, 500,000,000 shares authorized, 12,371,875 and 10,000,000 shares issued and outstanding as of June 30, 2023 and December 31, 2022, respectively*	1,237	1,000
Additional paid-in capital	8,036,663	609,601
Statutory reserve	370,683	370,683
Retained earnings	13,537,337	12,740,983
Accumulated other comprehensive loss	(1,362,750)	(247,574)
TOTAL SHAREHOLDERS’ EQUITY	20,583,170	13,474,693
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$31,156,424	$36,164,139

*	The share amounts are presented on a retroactive basis.

HONGLI GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND
COMPREHENSIVE INCOME (LOSS)

FOR THE SIX MONTHS ENDED JUNE 30,

	2023	2022
Revenues, net	$8,915,111	$10,485,582
Cost of revenues	5,869,310	6,986,054
Gross Profit	3,045,801	3,499,528

Operating expenses:
Selling, general and administrative expenses	2,260,806	1,987,565
Total operating expenses	2,260,806	1,987,565

Income from operations	784,995	1,511,963

Other income (expense)
Other income	445,148	581,677
Financing expenses	(327,128)	(131,992)
Other expenses	(41,070)	-
Total other income (expenses), net	76,950	449,685
Income before income taxes	861,945	1,961,648
Income tax expense	65,591	94,786
Net income	$796,354	$1,866,862

Comprehensive income (loss)
Net income	$796,354	$1,866,862
Other comprehensive income (loss)
Foreign currency translation adjustment	(1,115,176)	(617,830)
Comprehensive income (loss)	$(318,822)	$1,249,032

Earnings per share
Basic and diluted	$0.07	$0.19

Weighted average common shares outstanding*
Basic and diluted	11,150,898	10,000,000

*	The share amounts are presented on a retroactive basis.

HONGLI GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022 (UNAUDITED)

	Ordinary Shares*		Additional			Accumulated other
	Number of shares	Amount	paid-in capital	Statutory reserve	Retained earnings	comprehensive income (loss)	Total equity

Balance, December 31, 2022	10,000,000	$1,000	$609,601	$370,683	$12,740,983	$(247,574)	$13,474,693

Initial public offering - March 31, 2023	2,062,500	206	8,249,794	-	-	-	8,250,000
Initial public offering costs	-	-	(1,967,388)	-	-	-	(1,967,388)
Underwriter’s option exercised - May 2, 2023	309,375	31	1,237,469	-	-	-	1,237,500
Exercise costs	-	-	(92,813)	-	-	-	(92,813)
Net income for the six months	-	-	-	-	796,354	-	796,354
Foreign currency translation adjustment	-	-	-	-	-	(1,115,176)	(1,115,176)
Balance, June 30, 2023 (Unaudited)	12,371,875	$1,237	$8,036,663	$370,683	$13,537,337	$(1,362,750)	$20,583,170

	Ordinary Shares*		Additional			Accumulated other
	Number of shares	Amount	paid-in capital	Statutory reserve	Retained earnings	comprehensive income (loss)	Total equity

Balance, December 31, 2021	10,000,000	$1,000	$609,601	$370,683	$9,808,620	$698,692	$11,488,596

Net income for the six months	-	-	-	-	1,866,862	-	1,866,862
Foreign currency translation adjustment	-	-	-	-	-	(617,830)	(617,830)
Balance, June 30, 2022 (Unaudited)	10,000,000	$1,000	$609,601	$370,683	$11,675,482	$80,862	$12,737,628

*	The share amounts are presented on a retroactive basis.

HONGLI GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended June 30,
	2023	2022

Cash flows from operating activities
Net income	$796,354	$1,866,862
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	508,428	356,948
Allowance for current expected credit losses	66,277	-
Amortization of operating lease right-of-use assets	22,793	-
Gain on disposals of property and equipment	(345,519)	-
Changes in operating assets and liabilities:
Accounts receivable	554,182	(1,721,780)
Notes receivable	(377,266)	819,834
Inventories	(330,635)	61,703
Prepaid expense and other current assets	(233,634)	65,153
Other non-current assets	2,166	73,295
Due from related parties	-	209
Due to related parties	3,210	(44,604)
Accounts payable	(1,340,227)	(42,430)
Accrued expenses and other payables	(292,690)	110,340
Income tax payable	(75,543)	57,161
Net cash (used in) provided by operating activities	(1,042,104)	1,602,691

Cash flows from investing activities
Purchase of property and equipment	(173,181)	(844,151)
Prepayments for purchase of Yingxuan Assets	-	(843,643)
Short-term investment	(274,344)	-
Proceeds from sale of property and equipment	750,837	-
Net cash provided by (used) in investing activities	303,312	(1,687,794)

Cash flows from financing activities
Payments for financing liabilities	(194,002)	(136,645)
Payments for finance leases	(208,115)	(279,892)
Advances from related parties	949,099	1,012,549
Repayments to related parties	(542,906)	(262,398)
Borrowings from short term loans	1,842,440	3,318,567
Repayments of short term loans	(3,674,772)	(3,395,743)
Borrowings from long term loans	4,727,388	-
Repayments of long term loans	(11,408,398)	-
Proceeds from initial public offering	9,487,500	-
Disbursements for initial public offering costs	(1,343,572)	(84,734)
Net cash (used in) provided by financing activities	(365,338)	171,704

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(143,163)	(28,590)

Net change in cash, cash equivalents and restricted cash	(1,247,293)	58,011
Cash, cash equivalents and restricted cash, beginning of the period	2,114,039	531,462
Cash, cash equivalents and restricted cash, end of the period	$866,746	$589,473

Reconciliation of cash, cash equivalents and restricted cash, beginning of the period
Cash, cash equivalents	$2,085,033	$484,389
Restricted cash	29,006	47,073
Cash, cash equivalents and restricted cash, beginning of the period	$2,114,039	$531,462

Reconciliation of cash, cash equivalents and restricted cash, end of the period
Cash, cash equivalents	$678,770	$544,682
Restricted cash	187,976	44,791
Cash, cash equivalents and restricted cash, end of the period	$866,746	$589,473

Supplemental disclosure of cash flow information:
Cash paid for interest expense	$409,431	$206,232
Cash paid for income taxes	$330,693	$37,625

Non-cash investing and financing activities
Right-of-use assets transferred to property and equipment upon exercise of purchase option	482,062	156,858
Security deposits applied to lease payments	$33,583	$45,077

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